VIA EDGAR

David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

July 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BowX Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 29, 2021
File No. 333-256133

Dear Ms. McManus and Ms. Long:

On behalf of our client, BowX Acquisition Corp. (the “Registrant”), this letter sets forth the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated July 13, 2021, regarding amendment no. 1 to the registration statement on Form S-4 filed with the Commission on June 29, 2021 (the “Registration Statement”). In connection with this letter, the Registrant is filing via EDGAR amendment no. 2 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Registrant’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover page

1.

We note the revisions made to your defined terms in response to comment 1. However, to help investors better understand the Mergers and the disclosures regarding the ownership of the combined company, please revise the cover page and other relevant disclosures to clarify that the Aggregate Merger Consideration of 655,300,000 shares includes shares to be issued in respect of outstanding shares of WeWork as well as shares underlying options, restricted stock unit awards and warrants of WeWork that will be converted into options, restricted stock unit awards and warrants of New WeWork in the Mergers. Please also disclose the estimated number of shares of New WeWork that will be issued to WeWork stockholders immediately upon consummation of the Mergers in respect of the outstanding shares of WeWork they hold, based on outstanding shares as of a recent date. Please also disclose the exchange ratio in this context.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on the cover page, as well as pages 160, 184, 217 and 351 of the Revised Registration Statement.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

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United States Securities and Exchange Commission

July 21, 2021

Page Two

Projected Financial Information, page 144

2.

We note your response to comment 23 and the investor presentation filed as exhibit 99.2 to the Form 8-K dated March 26, 2021. The investor presentation appears to provide additional projections, including projected liquidity and cash flows as presented on page 34 of the presentation, that do not appear to be included in the registration statement. Please tell us what consideration was given to providing additional projected financial information and why it is not material to investors in this transaction.

Response: The Registrant respectfully acknowledges the Staff’s comment. WeWork’s management believes the Revenue and Adjusted EBITDA projections are most meaningful to investors, because these are the metrics that WeWork management uses to manage and operate WeWork.

The investor presentation contains supplemental information, including projected liquidity and cashflow, that is consistent with the information disclosed in the registration statement and WeWork’s management does not believe they have been selective in the disclosure.

WeWork’s management believes WeWork’s liquidity position is adequately disclosed in the Liquidity and Capital Resources section of “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” WeWork’s management also believes that, when read together, WeWork’s Liquidity and Capital Resources disclosure and its financial projections of Adjusted EBITDA gives investors an understanding of WeWork’s current and future liquidity prospects that is complete and accurate in all material respects.

3.

We note your response to comment 28 that there were “uncertainties related to the recovery of WeWork’s business from the effects of the COVID-19 pandemic that have negatively impacted WeWork’s revenue during the first half of 2021, and therefore may impact achievement of the short term projections on the projected schedule.” Please revise your disclosure in this section to provide similar information about management’s current views on the short-term projections and the company’s ability to meet them. In this respect, please also consider highlighting in a prominent manner the risk that the assumptions made at the time the projections were prepared as to the timing of recovery from COVID and return to pre-pandemic behaviors by the end of 2021 may be more uncertain or unlikely at this time, and the potentially unfavorable impact this may have on expectations of future growth.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 145 of the Revised Registration Statement.

4.

We note that it appears that a significant assumption used in the projections was that a recovery from COVID would result in a return to pre-COVID levels by the end of 2021. Please provide additional detail regarding the process undertaken to formulate this particular assumption, such as the parties involved and the sources relied upon.

Response: The Registrant respectfully acknowledges the Staff’s comment. The Registrant notes that WeWork has informed the Registrant that WeWork’s budget process is performed at the asset level and leverages both specific market factors and broader regional and economic conditions. WeWork also leverages its historical experience around occupancy curves and pricing trends from a revenue perspective, which combined with the benefits from WeWork’s past restructuring and portfolio optimization initiatives drives WeWork’s profitability projections. WeWork’s process is fully collaborative across the organization and undergoes multiple levels of review from local and regional leadership teams, before being finalized with executive leadership.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

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United States Securities and Exchange Commission

July 21, 2021

Page Three

In regards to the assumption that WeWork would return to pre-COVID levels by the end of 2021, WeWork’s management took into account information available at the time of the preparation of the projected financial information from federal and local government agencies, including the U.S. Centers for Disease Control and Prevention, regarding assumed requirements and guidance related to office workspaces, occupancy restrictions (and the lifting thereof), social distancing requirements for vaccinated individuals, and updates to vaccination availability in WeWork’s major markets. WeWork also considered publicly available information about market discussions between hospitality, leisure and travel companies and office tenants regarding return-to-work strategies and hybrid work models and experiences. Finally, WeWork leveraged local market experience in certain jurisdictions that had experienced multiple phases of COVID-19 conditions prior to the U.S. as one of the inputs to build its assumptions around business workplace recovery, including sales and occupancy, for 2021.

5.

We note your response to comment 30 and the revisions on page 145 regarding the underlying assumptions used, such as the historical occupancy levels and historic trends by region. Please also revise to clarify if the projections provided are in line with historical operating trends.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 145 of the Revised Registration Statement.

Ownership of New WeWork After the Closing, page 147

6.

We note the revisions you have made in response to comments 32 and 33. Please clarify whether the tables on pages 147 and 148 are subject to all of the same assumptions, other than the assumption as to whether or not the BowX public and private placement warrants have been exercised after completion of the business combination and assumptions as to no or maximum redemptions by BowX’s public stockholders. The assumptions appear in the narrative descriptions following each table, but do not mirror one another. If the second table is intended to show the additional impact on share ownership if the BowX public and private warrants are exercised, it is unclear why other or additional assumptions would be needed. Please reconcile these sections, or explain why the assumptions underlying the percentages in the tables are different.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages xxi, xxii, 8, 9, 77, 78, 147 and 148 of the Revised Registration Statement.

Interests of BowX’s Directors and Executive Officers in the Business Combination, page 150

7.

We note your responses to comments 34 and 47. Please revise to indicate that there have been no material out-of-pocket expenses subject to reimbursement and that you do not anticipate such expenses at this time or advise.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages xxxii, 14, 64, 150, 215 and 326 of the Revised Registration Statement.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

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United States Securities and Exchange Commission

July 21, 2021

Page Four

Certain U.S. Federal Income Tax Considerations for Stockholders Exercising Redemption Rights , page 173

8.

We note the disclosures you have included regarding income tax considerations of the Mergers for shareholders of WeWork. Please also add a discussion of the tax consequences of the Mergers to stockholders of BowX who do not exercise redemption rights, as BowX shareholders will be making an investment decision whether or not to redeem their shares. If the Mergers will not be taxable to BowX shareholders, please include a tax opinion.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it believes that no such discussion or opinion is required. Because BowX will be acquiring shares of WeWork in the Mergers, BowX shareholders (other than redeeming shareholders) are not exchanging or disposing of any BowX stock or otherwise engaging in any transaction pursuant to the Mergers. BowX shareholders (other than redeeming shareholders) will continue to own shares of BowX following the Mergers. The U.S. federal income tax consequences of the ownership and disposition of BowX shares is discussed under the heading “United States federal income tax considerations” in the Form S-1 filed with the Commission on July 28, 2020, and declared effective on August 4, 2020, (file no. 333-239941). Accordingly, BowX does not believe it is necessary to provide any additional tax disclosure to BowX shareholders.

Proposed Business Combination, page 207

9.	Consistent with your response to comment 38, please disclose that amounts due to parties that did not waive their right to seek repayment from funds in the trust account are not material.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 208 of the Revised Registration Statement.

Beneficial Ownership of Securities, page 319

10.

In connection with comment 44, please clarify, if true, that the 19,860,580 shares of New WeWork Class C Common Stock will be issued to Adam Neumann in connection with the Mergers, but they are not a part of the 655,300,000 shares of “Aggregate Merger Consideration” as defined in your filing. In this regard, we note that your supplemental response to comment 44 states that the 655,300,000 shares of Aggregate Merger Consideration does also include the 19,860,580 shares of New WeWork to be held by Adam Neumann, which appears to be an error. Please confirm our understanding.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on cover page, as well as pages 160, 161, 184, 217 and 351 of the Revised Registration Statement to clarify that (i) the 655,300,000 shares constituting the Aggregate Merger Consideration includes shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock and WeWork Preferred Stock plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, WeWork Partnerships Profits Interest Units (including corresponding shares of New WeWork Class C Common Stock) and warrants, respectively, at the Closing and (ii) as of July 14, 2021, the Exchange Ratio is expected to be approximately 0.8258 and there are expected to be issued approximately 558,465,400 shares of New WeWork Class A Common Stock (not including shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants and WeWork Partnerships Profits Interest Units) and 19,928,680 shares of New WeWork Class C Common Stock to WeWork stockholders as of the Closing (including the shares of New WeWork Class C Common Stock to be held by Adam Neumann as of the Closing).

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

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United States Securities and Exchange Commission

July 21, 2021

Page Five

The Registrant has also revised the disclosure on pages xxi, xxii, 9, 148, 160, 161 and 184 to clarify that the only scenario in which exactly 655,300,000 shares of New WeWork Common Stock are issued to WeWork Stockholders at the Closing is a scenario in which we assume (a) the vesting of all shares of New WeWork Common Stock received in respect of the New WeWork Restricted Stock Awards, (b) the vesting and net exercise of all in-the-money New WeWork Options for shares of New WeWork Common Stock, (c) the vesting of all New WeWork Restricted Stock Units and the issuance of shares of New WeWork Common Stock in respect thereof and (d) the vesting and net exercise of all warrants.

11.

Regarding disclosure of Mr. Neumann’s beneficial ownership of shares of New WeWork common stock after the Mergers in the table and footnote 10, please clarify whether Mr. Neumann will have voting control with respect to the non-economic Class C shares after the Mergers. If so, please include the shares in the table and revise footnote 10 as necessary to describe such voting rights. With respect to Mr. Neumann’s 19,860,580 WeWork Partnership Profits Interest Units, please disclose in footnote 10 if true, that Mr. Neumann will have a right to exchange these Units for Class A common stock of New WeWork after completion of the Mergers. If this right may be exercised within 60 days, please include the shares of Class A common stock in the table as well.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that, after completion of the Mergers, WeWork Partnership Profits Interest Units that have vested may be exchanged, together with an equal number of shares of New WeWork Class C Common Stock, for either shares of New WeWork Class A Common Stock or cash, at New WeWork’s election. Accordingly, ownership of WeWork Partnerships Profits Interest Units (or the partnership units into which such WeWork Partnerships Profits Interest Units are convertible) and shares of New WeWork Class C Common Stock does not provide the holder with the right to acquire shares of New WeWork Class A Common Stock within 60 days.

The Registrant has revised the disclosure on page 322 to clarify that shares of New WeWork Class C Common Stock carry one vote per share and that WeWork believes Mr. Neumann will have sole voting power with respect to his shares of New WeWork Class C Common Stock, as well as to disclose Mr. Neumann’s total voting power including his shares of New WeWork Class C Common Stock.

Certain Relationships and Related Person Transactions, page 324

12.

We note your response to comment 49. Your disclosure in the “Background to the Business Combination” sections appears to indicate that the Settlement Agreement was a material factor in continuing to pursue this transaction given the ongoing litigation. In addition, the agreement appears to relate to, and have a potential effect upon, various aspects of your business and corporate governance. Under these circumstances, it is unclear to us why the Settlement Agreement is not a material contract pursuant to Item 601(b)(10) of Regulation S-K. Please file it as an exhibit to your registration statement or provide us with an detailed legal analysis explaining why it is not required to be filed.

Response:. Although the fact of the settlement of the Litigation was viewed by the Special Committee as potentially facilitating the Business Combination or another strategic alternative for WeWork, WeWork respectfully advises the Staff that the actual terms of the Settlement Agreement itself (1) were not material to the decision of the parties to the Business Combination to continue to pursue the Business Combination and (2) are not material to WeWork, the Registrant or New WeWork if the Business Combination is completed. For this reason, WeWork believes that the Settlement Agreement is not a material contract that should be filed pursuant to Item 601(b)(10) of Regulation S-K. WeWork is providing to the Staff on a supplemental basis a copy of the confidential Settlement Agreement in order to facilitate the Staff’s review of this response.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

United States Securities and Exchange Commission

July 21, 2021

Page Six

As noted in the prior response to the Staff, WeWork did not make (and is not obligated to make) payments to any other party to the Settlement Agreement as a result of the Settlement Agreement, other than pursuant to certain lease termination arrangements described under the heading “Certain Relationships and Related Person Transactions – WeWork – Real Estate Transactions – Mr. Neumann.” The lease termination arrangements were pursued by WeWork as part of its overall strategic lease termination and amendment initiative in 2020-2021, and WeWork intended to finalize these arrangements even if the Settlement Agreement had not been entered into.

WeWork further advises the Staff that the transactions under the Settlement Agreement involving WeWork Capital Stock are transactions between SBG or its affiliate and other shareholders of WeWork that have been completed and are described in the Registration Statement. Moreover, these transactions consisted of certain equity securities owned by Mr. Neumann or his related parties, or by a large number of WeWork investors and current and former service providers, being sold to SBG or its affiliate, with an immaterial impact to the estimated exchange ratio under the Merger Agreement. (The only impact to the estimated exchange ratio results from the net settlement of options and other convertible instruments accepted in the tender offer completed in May 2021, and, in response to the Staff’s earlier comment, this is now reflected in WeWork’s estimated exchange ratio disclosed in the Revised Registration Statement.) The modification to Mr. Neumann’s WeWork Partnerships Profits Interest Units under the Settlement Agreement is also described in the Registration Statement and is already fully reflected in the estimated exchange ratio because this calculation assumes a 1:1 exchange of WeWork Partnership Profits Interest Units for shares of WeWork Common Stock.

WeWork also advises the Staff that the governance changes implemented under the Settlement Agreement, although material to WeWork if the Business Combination were not completed, will be irrelevant to New WeWork if the Business Combination is completed because New WeWork will have entirely different organizational documents and shareholder agreements, other than the board observer right for Mr. Neumann commencing in February 2022 described under the heading “Certain Relationships and Related Person Transactions – WeWork – SoftBank Transactions – Tender Offer and Settlement Agreement”. Mr. Neumann held a similar board observer right at WeWork from October 2019 until February 2021 under the terms of the then-current WeWork Amended and Restated Stockholders’ Agreement, and WeWork does not believe that the agreement governing the board observer right, which is disclosed in the Revised Registration Statement, is material.

As noted to the Staff in our response to comment 49 of the prior comment response letter submitted to the Commission on June 28, 2021, the Settlement Agreement does not contain any material performance obligation on the part of WeWork or restrict the conduct of WeWork’s business. The Registrant respectfully notes that it has also described obligations of WeWork under the Settlement Agreement under the heading “Certain Relationships and Related Person Transactions – WeWork – SoftBank Transactions – Tender Offer and Settlement Agreement” in response to the Staff’s prior comments.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

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United States Securities and Exchange Commission

July 21, 2021

Page Seven

13.

We note your responses to comments 48 and 49. Regarding Mr. Neumann’s continuing right to observe meetings of the WeWork board after the closing of the business combination, please elaborate on the purpose of this provision and what the right to “observe” means under the agreement. For example, will Mr. Neumann have any right to participate in a discussion among board members, express his views, or answer questions? Is the observation right limited to formal meetings, or does it also include other conversations relating to the business of WeWork among board members outside of formal meetings? What is the benefit to Mr. Neumann and to the WeWork board of allowing this right to Mr. Neumann? Is it expected, or possible, that Mr. Neumann would directly or indirectly influence decisions to be made or actions to be taken by the board by use of the observation right? What confidentiality provisions, if any, are contained in the agreement? Please also file the observer agreement as an exhibit to the registration statement.

Response: The Registrant respectfully acknowledges the Staff’s comment. WeWork advises the Staff that the WeWork board observer right commencing in February 2022 was negotiated by Mr. Neumann with the parties to the Settlement Agreement as part of the overall resolution of settlement terms, which included the elimination of WeWork’s multi-class voting structure and changes to the WeWork Amended and Restated Stockholders’ Agreement that eliminated (1) Mr. Neumann’s future right to appoint directors of WeWork and (2) Mr. Neumann’s existing WeWork board observer right (which was already in effect prior to the Settlement Agreement). The WeWork board observer right commencing in February 2022 will entitle Mr. Neumann, or if requested by SBG, a designee of Mr. Neumann’s (who will be subject to SBG’s approval), to attend all meetings of the WeWork board and its committees (other than the compensation committee and nominating committee) “in a nonvoting observer capacity.” Mr. Neumann is also entitled to copies of written materials provided to directors. Although WeWork expects that Mr. Neumann or his representative may express views or may ask questions, there is no such contractual entitlement beyond attending in a customary nonvoting observer capacity, and WeWork’s board and committee meetings would be presided over by the relevant chairpersons and subject to such procedures governing conduct of the meeting as may be adopted by the board or relevant committee. The agreement governing the observer right does not entitle Mr. Neumann to participate in any conversations among directors outside of formal meetings of the WeWork board and its applicable committees.

The agreement governing the observer right requires that Mr. Neumann or his representative agree to hold in confidence all information provided under such agreement. WeWork has also reserved the right under such agreement to withhold information and exclude Mr. Neumann or his representative from any meeting or portion thereof to the extent reasonably likely to adversely affect the attorney-client privilege between WeWork and its counsel or result in disclosure of trade secrets or a conflict of interest, or if there has been a violation of Mr. Neumann’s restrictive covenant obligations to WeWork.

WeWork advises the Staff that the resolution afforded by the Settlement Agreement was valuable to WeWork because this enabled WeWork to move forward with the Business Combination and eliminated the cost, management distraction and business impact associated with ongoing litigation to which WeWork was a named party. The WeWork board observer right (which commences in February 2022 and terminates on the date on which Mr. Neumann’s beneficial ownership falls below the level specified in the agreement governing the observer right) was part of the overall negotiated terms and conditions of the Settlement Agreement. Mr. Neumann retains an economic stake in WeWork that is meaningful to Mr. Neumann, and WeWork believes that the continued observer right was important to Mr. Neumann given this economic stake. WeWork does not expect that Mr. Neumann will directly or indirectly seek to influence decisions to be made or actions to be taken by the WeWork board or committees by use of the observer right. Mr. Neumann will participate in meetings of the WeWork board and its applicable committees as a nonvoting board observer – not as a director.

In light of the foregoing, WeWork does not believe that the agreement governing the board observer right is a material contract or otherwise required to be filed pursuant to Item 601(b) of Regulation S-K. WeWork is providing to the Staff on a supplemental basis a copy of the confidential agreement governing the board observer right in order to facilitate the Staff’s review of our response.

* * *

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

United States Securities and Exchange Commission

July 21, 2021

Page Eight

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at dpeinsipp@cooley.com or (415) 693-2177.

Sincerely,
/s/ Dave G. Peinsipp
Dave G. Peinsipp of COOLEY LLP

cc:	Kristina Marrone, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Kim McManus, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Vivek Ranadivé, Chairman and Co-Chief Executive Officer of BowX Acquisition Corp.

Murray Rode, Co-Chief Executive Officer and Chief Financial Officer of BowX Acquisition Corp.

Garth Osterman, Cooley LLP

Eric Blanchard, Cooley LLP

Richard Segal, Cooley LLP

Kevin Cooper, Cooley LLP

Howard Elin, Skadden, Arps, Slate, Meagher & Flom LLP

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak, Skadden, Arps, Slate, Meagher & Flom LLP

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com